Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	For Immediate Release January 10, 2008

NI 43-101 Resource Estimates for Seabridge’s Kerr and Sulphurets Gold/Copper Zones

Toronto, Canada … Seabridge Gold announced today that Resource Modeling Inc. (“RMI”) has completed independent National Instrument 43-101 resource estimates for the Kerr and Sulphurets zones at its 100% owned Kerr-Sulphurets-Mitchell (“KSM”) project, which is located near Stewart, British Columbia, Canada. The project is well located close to the operating Eskay Creek mine and its all-weather road to Stewart. Highway #37 also offers excellent access to several possible sites suitable for processing facilities, for which Seabridge has acquired mineral tenures.

As background, Seabridge acquired a 100% interest in KSM from Placer Dome in June 2000 when the prices of gold and copper were significantly lower than today. At the time of acquisition, Placer Dome had prepared resource estimates for the Kerr and Sulphurets zones which pre-dated National Instrument 43-101, and as such, were reported by Seabridge as “historic estimates”. The Placer Sulphurets model used a gold only cutoff grade and their Kerr model used a copper only cutoff grade. RMI remodeled these deposits using a gold equivalent cutoff grade (which converts copper values to gold values at set prices) and incorporating holes drilled by Seabridge at Sulphurets in 2006.

The following table summarizes RMI’s estimate of gold and copper resources for the Kerr and Sulphurets zones as of January 9, 2008 using a 0.50 gram per tonne (g/t) gold equivalent cutoff grade:

Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cutoff Grade

Zone	Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	280,927	0.38	0.39	3,449	2,425	85,023	0.37	0.35	1,027	653

These estimates for contained gold and copper are higher than the historic estimates previously reported for these zones.

Seabridge Gold President and CEO Rudi Fronk noted that “the Kerr and Sulphurets zones are located in close proximity to the Mitchell zone and the three would likely comprise a single operation of considerable scale. In fact, the Sulphurets and Mitchell deposits are mineralogically similar and appear to be part of the same mineralized system. All three zones have been incorporated into the Preliminary Assessment now in progress and scheduled for completion at the end of 2008.” A new NI 43-101 resource estimate for the Mitchell zone is expected in February 2008.

RMI estimated gold and copper grades using inverse distance weighting methods within grade envelopes that were constructed for each zone.  The estimated block grades were classified into Indicated and Inferred Mineral Resource categories based on mineralized continuity that was determined both visually and by variography together with proximity to drill hole data. The stated resources are contained within conceptual pit shell

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Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

envelopes developed for each deposit using the Lerchs-Grossmann algorithm and operating input parameters that were deemed to be appropriate for these deposits. These pit shell envelopes suggest a waste-to-ore strip ratio for the two zones of less than two to one.  The gold equivalent grade was calculated using gold and copper prices of US$650/ounce and US$2.00/pound, respectively.  Gold and copper metal recoveries of 70% and 85%, respectively, were also used to calculate gold equivalent grades.

The database for the Kerr zone incorporates 144 core drill holes totaling 26,409 meters. The database for the Sulphurets zone incorporates 60 core drill holes totaling 13,033 meters.   The majority of the drilling data for the Kerr deposit were collected by Placer Dome during the early 1990s.  Placer implemented quality assurance-quality control (QA-QC) protocols that included the submission of standard reference materials, blanks, and duplicates, which were assayed at their research facility in Vancouver, BC.  A significant number of pulps were re-assayed by an independent lab, which corroborated the Placer data.  Based on these results, the assay data for the Kerr deposit are reliable for estimating resources.  RMI notes that there is some uncertainty in local gold and copper grades along the margins of the deposit in rubble zones due to poor core recovery.  Like the Kerr deposit, the majority of the Sulphurets assay data were collected by Placer Dome and Esso Minerals Ltd.  RMI has been able to review the Placer Dome QA/QC data for the Sulphurets deposit and found the data to be reliable.  No Esso QA/QC data were available for review.  Seabridge drilled five core holes into the Sulphurets deposit in 2006 (about 12% of the total drilled meterage at Sulphurets) and implemented a QA/QC program consisting of the submission of standards, blanks, and duplicates.  The results from Seabridge’s Sulphurets QA/QC program show the assay data to be reliable for estimating resources.

Mineral Resources for the Kerr and Sulphurets zones are summarized in the tables below at a variety of gold equivalent cutoff grades.

Kerr Zone Resource Estimates at Different Gold Equivalent Cutoffs

AuEqv Cutoff (g/t)	Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)
0.30	257,346	0.23	0.38	1,903	2,155	62,033	0.20	0.39	399	533
0.40	228,922	0.24	0.42	1,766	2,119	55,848	0.21	0.42	377	517
0.50	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
0.60	185,914	0.26	0.48	1,536	1,971	47,492	0.22	0.47	333	493
0.70	164,724	0.27	0.52	1,409	1,888	42,749	0.22	0.50	308	473
0.80	145,128	0.28	0.56	1,292	1,794	38,273	0.23	0.54	281	451
0.90	126,360	0.29	0.61	1,170	1,688	33,845	0.23	0.57	249	427
1.00	111,752	0.30	0.65	1,067	1,596	30,140	0.23	0.61	226	403

Sulphurets Zone Resource Estimates at Different Gold Equivalent Cutoffs

AuEqv Cutoff (g/t)	Indicated Mineral Resources					Inferred Mineral Resources
	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)
0.30	90,994	0.65	0.21	1,902	421	44,881	0.51	0.17	736	168
0.40	82,484	0.70	0.22	1,856	400	38,897	0.56	0.18	700	154
0.50	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
0.60	69,621	0.78	0.25	1,750	277	30,701	0.66	0.21	647	140
0.70	64,412	0.82	0.26	1,692	363	27,806	0.68	0.22	611	134
0.80	59,476	0.85	0.27	1,620	351	23,897	0.70	0.24	539	127
0.90	53,893	0.88	0.28	1,518	337	19,640	0.73	0.27	460	118
1.00	49,427	0.90	0.30	1,429	325	16,477	0.76	0.30	400	108

Seabridge has acquired a 100% interest in several North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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the adequacy or accuracy of this release.